UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 February, 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1. Director/PDMR Shareholding dated 08 February 2006
2. Director/PDMR Shareholding dated 14 February 2006
3. Announcement of Absa Results dated 21 February 2006
4. Director/PDMR Shareholding dated 21 February 2006
5. Director/PDMR Shareholding dated 22 February 2006
6. Director/PDMR Shareholding dated 23 February 2006
7. Director/PDMR Shareholding dated 28 February 2006

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 07, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: March 07, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.

                                                                 8 February 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 7 February 2006 that it had on 7 February 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 620.00p per share:

Director/PDMR         Number of Shares
Mr G A Hoffman        20
Mr D L Roberts        20
Mr J S Varley         20
Mr L C Dickinson      16

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 February 2006 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director             Beneficial Holding         Non Beneficial
                                                Holding

Mr G A Hoffman       173,750                    -
Mr D L Roberts       78,231                     -
Mr J S Varley        360,089                    -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,136,632 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 2.



                                                                14 February 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 13 February 2006 that it had on 9 February 2006 exercised its discretion and released a total of 8,367 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,128,265 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 3.

                            BARCLAYS PLC

                                                                21 February 2006

Shareholders are advised that Absa Group Limited ("Absa"), in which Barclays PLC has a shareholding of 56.6%, has today issued an announcement of its audited financial results for the nine months ended 31 December 2005. This is a result of Absa changing its financial year-end to 31st December to conform with Barclays. For further details please refer to Absa's website, www.absa.co.za

For further information, please contact:

Barclays PLC
Investor Relations                                Media Relations
Mark Merson/James S Johnson                       Stephen Whitehead/Chris Tucker
+44 (0) 20 7116 5752/2927                         +44 (0) 20 7116 6060/6223

Exhibit 4.



                                                                21 February 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 20 February 2006 that it had on 17 February 2006 exercised its discretion and released a total of 6,688 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,121,577 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 5.



                                                                22 February 2006

         Notification of directors' interests: Companies Act 1985 s.329

On 21 February 2006 the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of 644.00p per share. As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors' behalf which, together with reinvested dividends, are retained for the director until they leave the Board.


DIRECTOR                        BARCLAYS PLC    TOTAL            TOTAL
                                SHARES          BENEFICIAL       NON-BENEFICIAL
                                PURCHASED       INTEREST         INTEREST
                                                FOLLOWING THIS   FOLLOWING THIS
                                                NOTIFICATION     NOTIFICATION


Sir David Arculus               1,084           20,854           -
Sir Richard Broadbent           946             7,014            -
Leigh Clifford                  864             4,324            -
Dr Danie Cronje                 669             2,669            -
Professor Dame Sandra Dawson    983             8,805            -
Sir Andrew Likierman            926             4,554            -
Sir Nigel Rudd                  1,083           17,871           -
Stephen Russell                 1,060           17,281           -
Robert Steel                    811             101,132          -
John Sunderland                 882             9,190            -


Exhibit 6.

                                                                23 February 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Mr L C Dickinson a Person Discharging Managerial Responsibility of Barclays PLC ("the Company"), notified the Company on 23 February 2006 that, on 23 February 2006, he had sold 10,000 ordinary shares in the Company at a price of 670.64p per share.

Exhibit 7.



                                                                28 February 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

1. The independent trustee of the Barclays Group (ESAS) Employees'Benefit Trust (the "ESAS Trust") notified the Company on 27 February 2006 that it had between 22 February and 23 February 2006 exercised its discretion and released a total of 112,352 ordinary shares in Barclays PLC and between 22 February and 24 February 2006 purchased a total of 3,665,424 ordinary shares in Barclays PLC at an average price of 645.43p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (PSP & ESOS) Employees' Benefit Trust (the "PSP & ESOS Trust") notified the Company on 27 February 2006 that it had on 24 February 2006 exercised its discretion and purchased a total of 5,881,554 ordinary shares in Barclays PLC at a price of 645.08p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 156,556,203 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.